SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs financing contracts to expand gas pipeline networks in the
Southeast and Northeast of Brazil

(Rio de Janeiro, July 1, 2003). – PETROLEO BRASILEIRO S.A – Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil’s largest oil and gas, petrochemicals and energy company, announces that today in New York, it signed contracts worth US$ 1 billion for financing the building of the Networks Project – the expansion of long haul gas pipeline networks in the Southeast and Northeast regions of Brazil – which will increase natural gas transmission capacity in the Northeast region by 9 million cubic meters/day within the next two years, with a potential further increase to 14 million by 2012. The Project also involves the expansion of natural gas transportation capacity in the Southeast region by 13 million cubic meters/day within two years.

The Networks Project was originally prepared to supply demand from the thermoelectric power plants included in the Emergency Thermoelectric Power Plant Program – PPT. However, the main objective has now shifted to satisfying industrial demand as well as stimulating the increased use of natural gas in co-generation projects and generation for distribution for space heating and cooling purposes in the residential and commercial markets.

Petrobras also sees the project as a way of encouraging the consumption of natural gas in the automotive segment through a more widespread use in public transportation fleets, substituting diesel oil as a means of reducing air pollution in major urban centers.

The expansion of the Southeast and Northeast gas pipelines is the first of a series of projects for enhancing the share of natural gas in the Brazilian energy matrix. Greater availability of supply is also expected to encourage the use of this fuel in the petrochemical industry.

The Networks Project

About 40% of the Project will be funded by the Japan Bank for International Cooperation — JBIC (US$ 394 million), with a further credit line of R$ 830 million (approximately US$ 256 million) from the Brazilian Development Bank – BNDES in addition to US$ 250 million from a pool of international commercial banks with the guarantee of Nippon Export and Investment Insurance – NEXI – and a capital injection by Japanese trading companies.

The project involves the setting up of two special purpose companies, Nova Transportadora do Nordeste S.A. (NTN) and Nova Transportadora do Sudeste S.A — (NTS), the shareholders of which will be Mitsui &Co (40%), Itochu Corporation and Mitsubishi Corporation (30% each). NTN and NTS will be responsible for raising the finance for the project as well as for the necessary investments for building the pipelines and remaining infrastructure. Petrobras will have the responsibility of acquiring the additional transmission capacity. It is estimated that with the implementation of the project, more than 10,000 direct jobs will be created and that the Brazilian content in equipment and services will be in excess of 70% of total cost.

Investments in the expanded Southeast network will focus on the construction of the Campinas – Japeri (state of Rio de Janeiro) long haul pipeline, 442 Km in length and with a capacity to carry 8.7 million cubic meters/day of natural gas. Construction work on this pipeline is expected to begin in the second half of 2003, after Ibama (the Brazilian environmental agency) has issued the environmental license, and should be concluded by January 2005. The project also involves the expansion of the Campos Basin gas compression system.

The expansion in the Northeast Network comprises the construction of seven long haul pipelines and feeder lines, totaling 962 Km in length, the construction of eight citygates and the installation of two compressor stations in Candeias and Catu, state of Bahia. This project will ensure that the existing contracted demand for natural gas in the region can be satisfied. Work on the Northeast Network will start in the second semester of this year with completion forecast for mid-2005.

Other projects

Petrobras is preparing a technical and economic feasibility study on a new 1,200 Km long haul pipeline for interconnecting the Southeast-Northeast networks. Such a pipeline would allow the Bolivian gas reserves and Petrobras’s new finds in the Santos Basin – still being evaluated – to be linked to northeastern markets of the country.

The Company is also examining the possibility of expanding its virtual pipeline system through the transportation of compressed natural gas (CNG) for serving consumers located within a radius of approximately 200 Km from the citygates. In addition, the Company continues in negotiations with the state governments of Amazonas and Rondônia as to the construction of the Urucu-Porto Velho, 550 km, and the Coari-Manaus, 420 km pipelines for natural gas transmission from the Urucu fields for use as an alternative fuel in the industrial sector and to supply energy to the Region.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.